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October 8, 2024

Ms. Sondra Snyder Mr. Karl Hiller Division of Corporation Finance United States Securities and Exchange Commission 100 F St NE Washington, DC 20549	Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

Re:	Ramaco Resources, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 14, 2024
File No. 001-38003

Dear Ms. Snyder and Mr. Hiller:

This firm serves as outside counsel to Ramaco Resources, Inc. (“Ramaco”). This is in response to your letter (the “Comment Latter”) addressed to Mr. Randall Atkins, Chief Executive Officer, Ramaco dated September 20, 2024. The Comment Letter sets forth two comments. The Staff’s comments and Ramaco’s responses are set forth below:

Form 10-K for the Fiscal Year ended December 31, 2023

Properties, page 66

1.	Please submit the revisions that you propose to address the requirement in Item 1304(d)(1) of Regulation S-K (footnote 1 to the illustrations), to include the mineral prices and the points of reference associated with the determinations of your mineral resources and mineral reserves along with the associated tabulations.

Registrant’s Response: On October 2, 2024, Scott Spears, the Executive Vice President of Planning and Analysis of Ramaco and Tom Blandford, Executive Vice President, Weir International, Inc. (“Weir”), an independent engineering firm engaged by Ramaco that prepared studies of Ramaco’s coal reserves for the Elk Creek Complex, Berwind Complex, and Knox Creek Complex had dialogue via telephone with John Coleman, the Staff’s Mining Engineer. Messrs. Spears and Blandford informed Mr. Coleman that in the future Ramaco intended to add the following footnote to Item 2. Properties. Table 1 in the Ramaco Annual Reports on Form 10-K:

Resource probable economic mineability is based on underground minable resources with 2.0 feet minimum seam thickness, surface and highwall mines with 1.0 feet minimum seam thickness, area mining with a cutoff stripping ratio of 20:1, and primarily metallurgical low and mid-volatile coal at the Berwind Complex realizing a sales price of $169 per ton at a cash cost of $101 per clean ton (FOB Mine), primarily metallurgical mid and high-volatile at the Knox Creek Complex realizing a sales price of $184 per ton and cash cost of $99 per clean ton (FOB Mine), and primarily metallurgical high-volatile A and high-volatile B coal at the Elk Creek Complex realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine).

Smart In Your World®

Ms. Sondra Snyder Mr. Karl Hiller October 8, 2024 Page 2

In addition, Messrs. Spears and Blandford informed Mr. Coleman that Ramaco intended to add the following footnote to Item 2. Properties. Table 2 in the Ramaco Annual Reports on Form 10-K:

Mineral Reserves estimated for the Berwind Complex are based primarily on metallurgical low and mid-volatile coal realizing a sales price of $169 per ton at a cash cost of $101 per clean ton (FOB Mine), primarily metallurgical mid and high-volatile coal at the Knox Creek Complex realizing a sales price of $184 per ton and cash cost of $99 per clean ton (FOB mine), and primarily a metallurgical high-volatile A and high-volatile B coal at the Elk Creek Complex realizing a sales price of $131 per ton at a cash cost of $77 per clean ton (FOB Mine).

At the conclusion of the dialogue Mr. Coleman informed Mr. Spears that Ramaco should include the above-referenced footnotes with the mineral prices and points of reference related to Ramaco’s mineral resources and mineral reserves in the Properties section of each Annual Report on Form 10-K, on a go-forward basis (i.e., in the Annual Report on Form 10-K for the fiscal year ending December 31, 2024 and thereafter), and that no revisions to the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 would be required.

Ms. Sondra Snyder Mr. Karl Hiller October 8, 2024 Page 3

Controls and Procedures, page 119

2.	We note your disclosure stating that your officers concluded that internal control over financial reporting was not effective at the end of the year due to a material weakness involving a "pervasive lack of sufficient documentation of accounting policies, procedures, and controls...[which] does not allow management to effectively assess its relevant risks and key controls to properly test for design and operating effectiveness."

We also note disclosure on page 31 of your 2024 second quarter interim report indicating that you have not resolved the material weakness and have only begun to develop a plan of remediation, which you expect will include "assessing, redesigning, and implementing modifications of [your] internal controls" and based on your commentary it appears that you are anticipating this will involve an extended period of time to accomplish. Given these disclosures explain to us how your officers are able to support the representations made in the certifications at Exhibits 31.1 and 31.2, in both the annual and subsequent interim reports, stating that such officers have designed or supervised the design of internal control over financial reporting "...to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles."

Registrant’s Response: The undersigned had telephonic dialogue with Ms. Sondra Snyder on September 23, 2024 and with Mr. Karl Hiller on September 24, 2024. I informed the Staff that Ramaco had concluded, at the time of filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, that internal control over financial reporting was not effective at the end of the year due to a material weakness relating primarily to the sufficiency of the documentation of the control procedures utilized. I further informed the Staff that the weakness was raised by the national office of its former auditor in connection with the former auditor’s audit of Ramaco’s financial statements for the year ended December 31, 2023 and that the weakness related primarily to Ramaco’s documentation of the procedures utilized - - notwithstanding that the audit team of the former auditor had observed the periodic implementation of the control procedures during the year and had repeatedly informed Ramaco that they viewed the procedures to be adequate. Stated more succinctly, the issue raised by the national office of the former auditor related more to the adequacy of the documentation of the control procedures employed, rather than the adequacy of the procedures themselves. The officers that executed the certifications set forth in Exhibits 31.1 and 31.2 are comfortable that Ramaco’s internal control over financial reporting provides reasonable assurance regarding the reliability of Ramaco’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and the certifying officers are therefore comfortable with the representations made by them in the certifications at both the annual and subsequent interim reports and the support therefor. Ramaco believes that the procedures themselves are adequate and it is in the process of revising them to provide more fulsome documentation and recordation of the application of those procedures on an ongoing basis.

Ms. Sondra Snyder Mr. Karl Hiller October 8, 2024 Page 4

Finally, I hereby reiterate the representations that I made to the Staff at Ramaco’s direction during my telephone conversation with Mr. Hiller on September 24, 2024 that Ramaco intends to have its revised internal control over financial procedures in place at the end of the third fiscal quarter, and further expects that thereafter it will take approximately two quarters of testing and verification to reach a determination that those procedures are effective. My understanding of the dialogue I had with Mr. Hiller on September 24, 2024 is that no modification of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 is required in response to this comment.

* * * * *

If you have any further questions or comments please feel free to contact the undersigned by telephone at (202) 744-6848 or by email at ralph.demartino@afslaw.com.

We would like to express our sincere gratitude to the Staff for the time it has spent with Ramaco and Ramaco’s representatives as we have attempted to resolve the above-referenced comments.

Respectfully submitted,

Ralph V. De Martino

RD/sw